                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         The Estee Lauder Companies Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   518439 10 4
                                 (CUSIP Number)

                            George E.B. Maguire, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  May 18, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP No. 518439 10 4                                         Page 2 of 10 Pages


(1)      Names of Reporting Persons                  The 4202 Corporation

         S.S. or I.R.S. Identification
         Nos. of Above Persons
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                    (a) [  ]
         if a Member of a Group                                       (b) [  ]

-------------------------------------------------------------------------------
(3)      SEC Use Only

-------------------------------------------------------------------------------
(4)      Source of Funds                                       Not Applicable.
                                                                 (See Item 3.)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                                 Delaware

-------------------------------------------------------------------------------
Number of Shares           (7) Sole Voting Power                          None
Beneficially Owned    ---------------------------------------------------------
by Each Reporting          (8) Shared Voting Power                   2,100,000
Person With           ---------------------------------------------------------
                           (9) Sole Dispositive Power                     None
                      ---------------------------------------------------------
                           (10) Shared Dispositive Power             2,100,000

                      (See Item 5(b).)
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                              2,100,000
                                                              (See Item 5(b).)
-------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                               [ ]
-------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                              3.3%
                                                     (See Items 5(a) and (b).)
-------------------------------------------------------------------------------
(14)     Type of Reporting Person                                           CO

                                  SCHEDULE 13D

CUSIP No. 518439 10 4                                       Page 3 of 10 Pages


(1)      Names of Reporting Persons           The RSL 4202 Trust,
                                              u/a/d May 14, 1999, created
                                              by Ronald S. Lauder, as Grantor

         S.S. or I.R.S. Identification
         Nos. of Above Persons
-------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                    (a) [  ]
         if a Member of a Group                                       (b) [  ]

-------------------------------------------------------------------------------
(3)      SEC Use Only

-------------------------------------------------------------------------------
(4)      Source of Funds                                       Not Applicable.
                                                                 (See Item 3.)
-------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                              Connecticut

-------------------------------------------------------------------------------
Number of Shares           (7) Sole Voting Power                          None
Beneficially Owned    ---------------------------------------------------------
by Each Reporting          (8) Shared Voting Power                   2,100,000
Person With           ---------------------------------------------------------
                           (9) Sole Dispositive Power                     None
                      ---------------------------------------------------------
                           (10) Shared Dispositive Power             2,100,000

                      (See Item 5(b).)
-------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                              2,100,000
                                                              (See Item 5(b).)
-------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                               [ ]
-------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                              3.3%
                                                     (See Items 5(a) and (b).)
-------------------------------------------------------------------------------
(14)     Type of Reporting Person                                           00

                                  SCHEDULE 13D

CUSIP No. 518439 10 4                                       Page 4 of 10 Pages


ITEM 1.

(a)      Name of Issuer

         The Estee Lauder Companies Inc. (the "Issuer")

(b)      Address of Issuer's Principal Executive Offices

         767 Fifth Avenue
         New York, New York 10153

(c)      Title of Class of Securities

This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock").

The Issuer has also issued Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). As described in Item 5(b) below, each share of Class B Common Stock is convertible at the option of holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Based upon this conversion feature of Class B Common Stock, the Reporting Persons are, pursuant to Rule 13d-3(d)(1)(i)(B) of the Act, deemed for purposes of this filing to be the beneficial owners of such shares of Class A Common Stock as would be issued upon conversion. The Class A Common Stock and Class B Common Stock are substantially identical, except for disparity in voting power and the conversion feature of the Class B Common Stock.

ITEM 2.

Reporting Person                           Reporting Person
----------------                           ----------------

The 4202 Corporation                       The RSL 4202 Trust
(the "Corporation")                        (the "Trust")

Place of organization:                     Place of organization:
State of Delaware                          State of Connecticut

                                  SCHEDULE 13D

CUSIP No. 518439 10 4                                        Page 5 of 10 Pages



Principal business: Investments        Principal business: Investments

Principal Office:                      Principal Office:

    1105 North Market Street           c/o Deborah F. Stiles, as sole trustee of
    Suite 1300                             the Trust
    Wilmington, Delaware 19890-            12 Creamer Hill Road
                          0001             Greenwich, Connecticut 06831-2743



(d)      No.                           (d)      No.
(e)      No.                           (e)      No.

Officers/Directors of Reporting Persons

1.       (a)      Deborah F. Stiles, sole trustee of the Trust and
                  director, vice president and secretary of the Corporation

         (b)      12 Creamer Hill Road
                  Greenwich, Connecticut 06831-2743

         (c)      Partner at the law firm of
                  Debevoise & Plimpton
                  875 Third Avenue
                  New York, NY 10022

         (d)      No

         (e)      No

         (f)      U.S.A.

2.       (a)      H. William Healy, director, president and treasurer of the
                  Corporation

         (b)      2992 Kitchum's Close
                  Williamsburg, Virginia 23185

         (c)      Retired

         (d)      No

         (e)      No

         (f)      U.S.A.

                                  SCHEDULE 13D

CUSIP No. 518439 10 4                                        Page 6 of 10 Pages



3.       (a)      Lloyd O. Martin, director, assistant treasurer and assistant secretary of the Corporation

         (b)      Wilmington Trust Company
                  Rodney Square North
                  1100 North Market Street
                  Wilmington, Delaware 19890-0001

         (c) Assistant Vice President of the Corporate Financial Services Department of the Wilmington Trust Company, a provider of financial services

         (d)      No

         (e)      No

         (f)      U.S.A.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         Not applicable. The shares of Common Stock were contributed to the Corporation by Ronald S. Lauder, the sole stockholder of the Corporation, and all of the shares of capital stock of the Corporation were then contributed to the Trust by Ronald S. Lauder.

ITEM 4.  Purpose of Transaction.

         The Corporation acquired the shares of Class A Common Stock for investment purposes. On May 18, 1999, 1,029,317 shares of Class A Common Stock and 3,070,683 shares of Class B Common Stock were contributed to the Corporation (the "Contribution"), and ownership of the Corporation was then transferred to the Trust. The Corporation then transferred 1,651,862 shares of Class B Common Stock to Richard D. Parsons, as trustee of the Trusts f/b/o Aerin Lauder Zinterhofer and Jane Lauder, u/a/d December 15, 1976, created by Estee Lauder and Joseph H. Lauder, as Grantors, and the Trusts f/b/o Aerin Lauder Zinterhofer and Jane Lauder, u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, in exchange for the transfer to the Corporation of an equal number of shares of Class A Common Stock (the "Exchange").

         On May 25, 1999, the Corporation sold 2,000,000 shares of Class A Common Stock in a registered public offering by the Issuer (the "Offering"). The underwriters of the Offering have an option to purchase an additional 300,000 shares of

                                  SCHEDULE 13D

CUSIP No. 518439 10 4                                       Page 7 of 10 Pages


Class A Common Stock from the Corporation. The Corporation may sell additional shares of Class A Common Stock in the future as part of its investment activities.

         The Trust acquired 100% of the shares of capital stock of the Corporation for investment purposes.

ITEM 5.  Interest in Securities of the Issuer.

(a) After the Contribution, but prior to the Exchange, the Corporation owned 4,100,000 shares of Common Stock as follows: 1,029,317 shares of Class A Common Stock and 3,070,683 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation (see Item 2(c) above). Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Corporation after the Contribution, but prior to the Exchange, the Corporation would have beneficially owned 4,100,000 shares of Class A Common Stock, constituting 6.3% of the number of shares of Class A Common Stock then outstanding.

         After the Exchange, but prior to the Offering, the Corporation owned 4,100,000 shares of Common Stock as follows: 2,681,179 shares of Class A Common Stock and 1,418,821 shares of Class B Common Stock. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Corporation after the Exchange, but prior to the Offering, the Corporation would have beneficially owned 4,100,000 shares of Class A Common Stock, constituting 6.3% of the number of shares of Class A Common Stock then outstanding.

         As a result of the Offering, the Corporation owns 2,100,000 shares of Common Stock as follows: 681,789 shares of Class A Common Stock and 1,418,821 shares of Class B Common Stock. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Corporation after the Exchange, the Corporation would beneficially own 2,100,000 shares of Class A Common Stock, constituting 3.3% of the number of shares of Class A Common Stock outstanding.

(b) Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 681,789 shares of Class A Common Stock and 1,418,821 shares of Class B Common Stock for which the Corporation has voting power (following the Offering) constitute 2.4% of the aggregate voting power of the Issuer.

                                  SCHEDULE 13D

CUSIP No. 518439 10 4                                        Page 8 of 10 Pages

         All of the issued and outstanding shares of capital stock of the Corporation are owned by Deborah F. Stiles, in her capacity as the sole trustee of the Trust. Ms. Stiles, as the sole trustee of the Trust and a director and officer of the Corporation, H. William Healy, as a director and officer of the Corporation, and Lloyd O. Martin, as a director and officer of the Corporation, share voting and investment power over all of the shares of Common Stock owned by the Corporation.

(c) See Item 4.

(d) No person other than those described in Item 5(b) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Corporation.

(e) The Corporation ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock on May 25, 1999, the date of the Offering.

ITEM 6.

         Neither the Reporting Persons nor any of the officers or directors of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.  Materials to Be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement, dated as of May 26, 1999, among the Filing Persons.

Exhibit 2. List of Persons Filing Schedule 13D Pursuant to Rule 13d-1(a) under the Act.

            Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 26, 1999

                                                           THE 4202 CORPORATION

                                                           /s/Deborah F. Stiles
                                                           ---------------------
                                                           Deborah F. Stiles
                                                           Vice President

              Signature.

                                  SCHEDULE 13D

CUSIP No. 518439 10 4                                        Page 9 of 10 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 26, 1999

                                                THE RSL 4202 TRUST,
                                                u/a/d May 14, 1999, created by
                                                Ronald S. Lauder, as grantor

                                                /s/Deborah F.Stiles
                                                -------------------
                                                Deborah F. Stiles,
                                                as sole trustee of
                                                The RSL 4202 Trust

                                INDEX OF EXHIBITS

1. Joint Filing Agreement, dated as of May 26, 1999, among the Filing Persons.

2. List of Persons Filing Schedule 13D Pursuant to Rule 13d-1(a) under the Act.